Exhibit 99.1

Jeffs’ Brands Enters Into a Definitive Agreement to Sell Key U.S. Assets to a Canadian Public Company for an Approximate Valuation of $11.8 Million

The transaction includes the acquisition of Jeffs’ Brands’ wholly-owned subsidiary, Smart Repair Pro, and its approximately 49.1% ownership interest in SciSparc Nutraceutical Inc. by a Canadian public company in exchange for an up to 90% equity interest (on a fully diluted basis) in such company

Tel Aviv, Israel, April 30, 2025 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace, today announced that it has entered into a definitive agreement (“the Agreement”) with Plantify Foods, Inc. (TSXV: PTFY)  a Canadian public company (the “Acquiror”) to sell its wholly-owned subsidiary, Smart Repair Pro, which operates Jeffs’ Brands’ stores on the Amazon U.S. Marketplace and owns Pure NJ Logistics LLC, and its approximately 49.1% ownership interest in SciSparc Nutraceuticals Inc. (“SNI”), which is currently held by its wholly-owned subsidiary, Jeffs’ Brands Holdings Inc.

In exchange, Jeffs’ Brands is expected to receive up to a 90% equity interest in the Acquiror (on a fully diluted basis), calculated as of immediately following the closing and based on a valuation of CAD 17.125 million (approximately $11.8 million) for Smart Repair Pro and the minority interest in SNI, and a valuation of CAD 4.85 million (taking into account the full potential consideration and contingent on the Acquiror having cash holdings of at least CAD 300,000 (approximately USD $207,000) for the Acquiror (together, the “Transaction”).

Following the completion of the Transaction, the Company’s ownership interests in Smart Repair Pro will be held by the Acquiror and the Company will only have a direct ownership interest in the Acquiror. It is expected that following the completion of the Transaction, Mr. Oz Adler, the Company’s current chairman of the board of directors, will serve as the chairman of the Acquiror, and Mr. Ronen Zalayet, the Company’s current chief financial officer, will serve as the chief financial officer and corporate secretary of the Acquiror.

Prior to the completion of the Transaction, the Company will enter into a share transfer agreement with Smart Repair Pro to transfer to Smart Repair Pro all of its shares of Jeffs’ Brands Holdings Inc., which holds the minority interest in SNI, in exchange for shares of common stock of Smart Repair Pro, such that Jeff’ Brands Holdings will be a direct wholly owned subsidiary of Smart Repair Pro. Under the terms of the Agreement, Jeffs’ Brands will then transfer all of the issued and outstanding shares of Smart Repair Pro to the Acquiror in exchange for initially 75% of the Acquiror’s issued and outstanding shares, as an initial payment upon closing of the Transaction. Upon the achievement of certain milestones, Jeffs’ Brands will receive an aggregate additional number of shares for up to a 90% equity interest in the Acquiror, on a fully diluted basis, each calculated as of immediately following the closing of the Transaction.

The Transaction is expected to close by July 31, 2025, subject to customary closing conditions, and compliance with any regulatory approvals. There is no guarantee when or if the Smart Repair Transaction will be completed.

Certain of Jeffs’ Brands directors serve as directors of the Acquiror and/or of the Acquiror’s controlling shareholder. As such, the Agreement was approved by the Company’s audit committee and the board of directors, in accordance with the Israeli Companies Law-1999.

About Jeffs’ Brands Ltd

Jeffs’ Brands aims to transform the world of e-commerce by creating and acquiring products sold on Amazon Marketplace and turning them into market leaders, tapping into vast, unrealized growth potential. Through the Company’s management team’s insight into the Fulfillment by Amazon business model, it aims to use both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when discussing the expected closing of the Transaction, including the timing thereof. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell its existing products and grow its brands and product offerings, including by acquiring new brands; the Company’s ability to meet its expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel, including the recent attacks by Hamas, Hezbollah Iran, and other terrorist organizations; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”), on March 31, 2025 and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
michal@efraty.com